ECP Environmental Growth Opportunities Corp.
40 Beechwood Road
Summit, NJ 07901

February 3, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:	Kevin Dougherty, Staff Attorney
Division of Corporation Finance
Office of Energy & Transportation

Re:	ECP Environmental Growth Opportunities Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 1, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed January 28, 2021
File No. 333-252172

Ladies and Gentlemen:

This letter sets forth the responses of ECP Environmental Growth Opportunities Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 2, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Commission on February 1, 2021 and Amendment No. 1 to the Registration Statement filed by the Company with the Commission on January 28, 2021. Concurrently with the submission of this letter, the Company has publicly filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions correspond to Amendment No. 3, and all capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 3.

Amended Registration Statement on Form S-1 filed February 1, 2021

The Offering

Founder Shares, page 16

1.

We note your disclosure that in addition to your initial stockholders’ founder shares, you would need 11,250,001, or 37.5% (assuming all outstanding shares are voted and the over-allotment option is not exercised), or 1,875,001, or 6.25% (assuming only the minimum number of shares representing a quorum are voted and the over-allotment option is not exercised), of the 30,000,000 public shares sold in this offering to be voted in favor of your initial business combination in order to have such initial business combination approved.  We also note your disclosure that the GSAM Client Accounts have indicated that they intend to purchase up to

Securities and Exchange Commission

February 3, 2021

9.9% of the units in the offering.  Please also disclose the impact on the vote required by the public shareholders to approve the initial business combination if GSAM Client Accounts purchases such units.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 17, 36 and 144.

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Securities and Exchange Commission

February 3, 2021

Please direct any questions or comments regarding the foregoing to our counsel at Latham & Watkins LLP, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

ECP Environmental Growth Opportunities Corp.

By:	/s/ Tyler Reeder
Tyler Reeder
Chief Executive Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP

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